UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2024
Commission file number: 001-39721

NEOGAMES S.A.
(now known as Neo Group Ltd.)
(Translation of registrant’s name into English)

190 Elgin Avenue
George Town, Grand Cayman KY1-9008
Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

On April 24, 2024, Neo Group Ltd., formerly known as NeoGames S.A. (the “Company”), transferred (by way of continuation) its statutory seat, registered office (siège statutaire) and seat of central administration (siège de l’administration centrale) from Luxembourg to the Cayman Islands and changed its legal form as a Luxembourg law governed public limited liability company (société anonyme) to a Cayman Islands exempted company (without the dissolution of the Company or the liquidation of its assets) (the “Continuation”).

On April 25, 2024, at 8:00 a.m. (Cayman Time), the Company will hold its Extraordinary General Meeting of Shareholders (the “Cayman Shareholder Meeting”) via a video-conferencing service at the weblink provided below. Shareholders of record as of the close of business on April 1, 2024 (the “Record Date”) are entitled to notice of and to vote at the Cayman Shareholder Meeting or any adjournment, reconvening, postponement or other delay thereof. Capitalized terms used but not defined in this Form 6-K have the meaning ascribed to them in the convening notices and shareholder circular for the Cayman Shareholder Meeting and the Second Luxembourg Shareholder Meeting (as defined below) attached hereto as Exhibit 99.1 (the “Notices and Shareholder Circular”).

In the event that the Company, together with the Merger Sub, has not filed the Statutory Plan of Merger with the Cayman Registrar by April 30, 2024, due to the failure of certain closing conditions contained in the Business Combination Agreement to be satisfied or waived, the Company is expecting to subsequently hold an Extraordinary General Meeting of Shareholders (the “Second Luxembourg Shareholder Meeting”) on or about May 2, 2024. Shareholders of record as of the close of business on April 1, 2024, are entitled to notice of and to vote at the Second Luxembourg Shareholder Meeting or any adjournment, reconvening, postponement or other delay thereof, in order to approve the Re-Continuation, (the “Re-Continuation Scenario”). For the avoidance of doubt, in the event that, the Company has filed, together with the Merger Sub, the Statutory Plan of Merger with the Cayman Registrar before holding the Second Luxembourg Shareholder Meeting, the Second Luxembourg Shareholder Meeting shall not take place.

In the event that the Second Luxembourg Shareholder Meeting needs to be convened, the Company will provide an additional notice on Form 6-K prior to the Second Luxembourg Shareholder Meeting with respect to the final date and time of the Second Luxembourg Shareholder Meeting, and the location of the Second Luxembourg Shareholder Meeting.

On April 9, 2024, the Company furnished to its shareholders the Notices and Shareholder Circular and forms of proxy card for the Cayman Shareholder Meeting and the Second Luxembourg Shareholder Meeting on Form 6-K and shareholders as of the Record Date will have received those materials in the form attached to this Form 6-K as Exhibits 99.1, 99.2, and 99.3, respectively. The Company hereby gives additional notice to its shareholders of the Cayman Shareholder Meeting taking place on April 25, 2024, at 8:00 a.m. (Cayman Time). If you have any questions concerning the Cayman Shareholder Meeting, the Merger, the Continuation, the Transactions, the Second Luxembourg Shareholder Meeting or any matter related to the Notices and Shareholder Circular, would like additional copies of the Notices and Shareholder Circular or need help voting your Company Shares, please contact our Proxy Solicitor:

Morrow Sodali, LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: NGMS@investor.morrowsodali.com

In connection with the Continuation, The Nasdaq Global Select Market (“Nasdaq”) suspended all trading in the Company shares as of the close of business on April 23, 2024. The Company has notified Nasdaq of the anticipated closing of the Merger and requested that, upon the closing of the Merger, Nasdaq file with the SEC a notification of removal from listing and/or registration on Form 25 to effect the delisting of all shares from Nasdaq and the deregistration of such shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends to file a certification and notice of termination of registration on Form 15 with the SEC requesting the termination of registration of the shares under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and 15(d) of the Exchange Act with respect to the shares.

The information in this Form 6-K (including in Exhibits 99.1, 99.2, and 99.3) shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Weblink to the Cayman Shareholder Meeting: www.virtualshareholdermeeting.com/NGMS2024.

EXHIBIT INDEX

99.1
Convening Notices and Shareholder Circular for the Cayman Shareholder Meeting expected to be held on April 25, 2024 and for the Second Luxembourg Shareholder Meeting expected to be held on or about May 2, 2024 in case the Re-Continuation Scenario has occurred.

99.2	Form of Proxy Card to be used in connection with the Cayman Shareholder Meeting expected to be held on April 25, 2024.

99.3	Form of Proxy Card to be used in connection with the Second Luxembourg Shareholder Meeting expected to be held on or about May 2, 2024, in case the Re-Continuation Scenario has occurred.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is not a substitute for the shareholder circular or any other document that may be filed or furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”). Investors and shareholders are urged to read the enclosed shareholder circular and other relevant documents filed with or furnished to the SEC in connection with the proposed transaction or incorporated by reference therein when they become available in their entirety before making any voting or investment decision with respect to the proposed transaction because they will contain important information about the proposed transaction and the parties to the proposed transaction.

You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the shareholder circular and other documents filed with or furnished to the SEC by the Company on the Company’s Investor Relations website (ir.neogames.com) or by writing to the Company at: 10 Habarzel Street, Tel Aviv 6971014, Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

NEO GROUP LTD.

	By:	/s/ Moti Malul
	Name:	Moti Malul
	Title:	Chief Executive Officer
Date: April 24, 2024